

03052040

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53204

SEC MAIL RECEIVED AUG 01 2003 WASHINGTON DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/02 (MM/DD/YY) AND ENDING 05/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RBG/Brokerage Services, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Brentwood Blvd. Suite 1100
(No. and Street)

St. Louis, (City) Missouri (State) 63105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald L. Esstman 314.290.3384
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler & Diehl LLP
(Name – *if individual, state last, first, middle name*)

705 Olive Street (Address) St. Louis, (City) Missouri (State) 63101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED AUG 22 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald L. Esstman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RBG/Brokerage Services, LLC, as of May 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Donald L. Esstman
Signature

Managing Member
Title

Catherine J. Martin
Notary Public

Catherine J. Martin
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis County
My Commission Expires: April 30, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RBG/BROKERAGE SERVICES, L.L.C.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED MAY 31, 2003

AND

INDEPENDENT AUDITORS' REPORT

Contents

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations and Changes in Member's Equity	3
Statement of Cash Flows	4
Notes to Financial Statements	5 - 6
SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	
Schedule 1 - Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1	7
Independent Auditors' Supplementary Report on Internal Control	8 - 9

AMD anders minkler & diehl llp

CPAs + Consultants

Independent Auditors' Report

Member
RBG/Brokerage Services, L.L.C.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of RBG/Brokerage Services, L.L.C. (the Company) as of May 31, 2003, and the related statements of operations and changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RBG/Brokerage Services, L.L.C. as of May 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



July 25, 2003

FINANCIAL STATEMENTS

RBG/Brokerage Services, L.L.C.
STATEMENT OF FINANCIAL CONDITION
May 31, 2003

ASSETS

ASSETS	
Cash	$ 8,977
Total Assets	$ 8,977

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses	$ 1,650
Total Liabilities	1,650
MEMBER'S EQUITY	7,327
Total Liabilities and Member's Equity	$ 8,977

RBG/Brokerage Services, L.L.C.

STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY

For The Year Ended May 31, 2003

EXPENSES	
Administrative expenses	$ 3,114
Total Expenses	3,114
NET LOSS	(3,114)
MEMBER'S EQUITY, Beginning of year	6,941
CAPITAL CONTRIBUTIONS	3,500
MEMBER'S EQUITY, End of year	$ 7,327

RBG/Brokerage Services, L.L.C.

STATEMENT OF CASH FLOWS

For The Year Ended May 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (3,114)
Changes in assets and liabilities:	
Prepaid expenses and other assets	169
Accrued expenses	150
Net Cash Used In Operating Activities	(2,795)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital Contributions	3,500
Net Cash Provided by Financing Activities	3,500
INCREASE IN CASH	705
CASH, Beginning of year	8,272
CASH, End of year	$ 8,977

RBG/Brokerage Services, L.L.C.
NOTES TO FINANCIAL STATEMENTS
May 31, 2003

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

RBG/Brokerage Services, L.L.C., a Missouri Limited Liability Company (the Company), was formed as a single member limited liability company under the laws of the State of Missouri on August 9, 2000. The Company is wholly owned by Rubin, Brown, Gornstein & Co., LLP (the Parent), a CPA firm.

Nature of Operations

The Company offers investment company products on an application-way or subscription basis. Investment products offered include mutual funds, variable products, private placement stock and limited partnership offerings. The Company also offers merger and acquisition services regarding valuations, financial forecasts and projections, strategic planning, market research and financing alternatives. There have been no significant operations of the Company through May 31, 2003 other than start-up expenditures and regulatory registration fees.

Income Taxes

No provision has been made for income taxes since the Company has elected to operate as a partnership for tax purposes and the income or loss of the Company is included in the income tax return of the member.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

B. RESERVE REQUIREMENTS

The Company is not obligated to report under the Securities and Exchange Commission (SEC) Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

C. CAPITAL REQUIREMENTS

The Company is subject to the net capital rules of the SEC. Under these rules, a broker-dealer may not engage in any securities transaction at a time when its "aggregate indebtedness" exceeds by 15 times its "net capital," as those terms are defined by the rules. At May 31, 2003, the Company's net capital was $7,327 while required net capital was $5,000. The Company's ratio of aggregate indebtedness to net capital was .23 to 1 at May 31, 2003.

D. RELATED PARTY TRANSACTIONS

The Company has executed a written agreement with its Parent outlining the allocation of shared expenses incurred for rent, clerical services, technology, etc. The agreement states that the Company is not responsible for repaying any of the shared expenses. The Parent will pay for all such specified overhead expenses, including compensation of the manager, and the Company will pay only for its own direct operating expenses.

SUPPLEMENTARY INFORMATION

Schedule 1

RBG/Brokerage Services, L.L.C.

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1

May 31, 2003

Net capital	$ 7,327
Less net capital requirement	5,000
Net capital in excess of requirement	$ 2,327
Aggregate indebtedness:	
Accrued expenses	$ 1,650
Aggregate indebtedness	$ 1,650
Ratio of aggregate indebtedness to net capital	.23 to 1

AMD anders minkler & diehl llp
CPAs + Consultants

Independent Auditors' Supplementary Report on Internal Control

Member
RBG/Brokerage Services, L.L.C.
St. Louis, Missouri

In planning and performing our audit of the financial statements of RBG/Brokerage Services, L.L.C. (the Company) for the year ended May 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications and comparisons, (2) recordation of differences required by rule 17a-13 and (3) complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the

practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Anderson Winkler & Diehl LLP

July 25, 2003